EXHIBIT 21
Darling International Inc.

List of Significant Subsidiaries of the Registrant

The following are the significant subsidiaries of Darling International Inc. and the states in which they are organized.

Name	Where Organized

Griffin Industries LLC	Kentucky
Craig Protein Division, Inc.	Georgia
Darling National LLC	Delaware
Darling Green Energy LLC	Delaware
Darling AWS LLC	Delaware
Terra Holding Company	Delaware
Terra Renewal Services, Inc.	Arkansas
EV Acquisition Inc.	Arkansas
Darling Northstar LLC	Delaware
Darling Global Holdings Inc.	Delaware
DII Holdings (Gibraltar) Limited	Gibraltar
Darling (GI) Limited	Gibraltar
Darling International NL CV	The Netherlands
Darling International Netherlands BV	The Netherlands
Darling International Canada Inc.	Canada